EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Share Unit Plan of TransAlta Corporation of our report dated March 2, 2021 with respect to the consolidated statements of financial position as at December 31, 2020 and 2019 and the consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for each of the years in the three year period ended December 31, 2020 of TransAlta Corporation, and our report dated March 2, 2021 with respect to the effectiveness of internal control over financial reporting as at December 31, 2020 included in its Annual Report (Form 40-F) filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Calgary, Canada	Chartered Professional Accountants
November 9, 2021